SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               MAPICS, INC.
 -------------------------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $.01 per share
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                      (Title of Class of Securities)

                                 564910107
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                              (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                             January 29, 1999
 -------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 564910107          13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                       (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,547,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,547,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,547,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                  [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.58%

14   TYPE OF REPORTING PERSON*

CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, relating to shares of common stock of Mapics, Inc. (the "Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer (the "Common Stock") purchased by Fir Tree Partners for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), of which Mr. Tannenbaum is a member of the general partner, and (iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr. Tannenbaum acts as investment advisor.

ITEM 1.   SECURITY AND ISSUER

          Securities acquired:  Shares of Common Stock, par value $.01 per share

               Issuer:   Mapics, Inc.
                         5775-D Glenridge Drive
                         Atlanta, Georgia 30328-5380
                         Tel. No. (404) 705-3000

ITEM 2.   IDENTITY AND BACKGROUND

     Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 535 Fifth Avenue, 31st Floor, New York, NY 10017. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 535 Fifth Avenue, 31st Floor, New York, NY 10017. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of February 4, 1999 Fir Tree Partners had invested (i) $11,508,133 in shares of Common Stock through Fir Tree Value Fund, (ii) $3,693,528 in shares of Common Stock through Fir Tree Institutional and (iii) $1,137,329 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.


ITEM 4.   PURPOSE OF THE TRANSACTION

     Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners and Mr. Tannenbaum may contact the Issuer and/or other shareholders or Third Party regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the Issuer;

          4) any material change in the present capitalization or dividend policy of the Issuer;

          5) any other material change in the Issuer's business or corporate structure;

          6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As of February 4, 1999, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,547,000 shares of Common Stock of the Issuer or 6.58% of the shares outstanding. The 1,547,000 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on February 4, 1999 is based on 23,527,000 outstanding shares of Common Stock as of December 31, 1998 as reported in an Earnings Release of the Issuer dated January 27, 1999.

     (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

                                  ANNEX A


  Transaction           Buy/           Quantity         Price per
      Date              Sell           (shares)         Share ($)
  -----------           ----          ---------         ---------

    01/28/99            Buy            600,000           10.5938
    01/28/99            Buy            240,000           10.7256
    01/28/99            Buy             50,000            10.75
    01/28/99            Buy             50,000            10.125
    01/29/99            Buy            200,000           10.6875
    02/02/99            Buy            100,000            11.00
    02/04/99            Buy            117,000           10.8157
    02/04/99            Buy             65,000           10.7500
                                     ---------
                                     1,547,000
                                     =========


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    February 8, 1999



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:/S/JEFFREY TANNENBAUM
                                 -------------------------------
                                 JEFFREY TANNENBAUM, President


                              /S/JEFFREY TANNENBAUM
                              ----------------------------------
                              Jeffrey Tannenbaum